Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars)

WESTPORT FUEL SYSTEMS INC.

For the three and six months ended June 30, 2021 and 2020

WESTPORT FUEL SYSTEMS INC.
Condensed Consolidated Interim Balance Sheets (unaudited)
(Expressed in thousands of United States dollars, except share amounts)
June 30, 2021 and December 31, 2020

	June 30, 2021	December 31, 2020
Assets
Current assets:
Cash and cash equivalents (including restricted cash)	$160,711	$64,262
Accounts receivable (note 5)	92,656	90,467
Inventories (note 6)	69,687	51,402
Prepaid expenses	7,974	11,767
Short-term investment (note 7)	10,983	—
Total current assets	342,011	217,898
Long-term investments (note 8)	3,288	13,954
Property, plant and equipment (note 9)	59,931	57,507
Operating lease right-of-use assets (note 12)	31,820	27,962
Intangible assets (note 10)	10,331	11,784
Deferred income tax assets	12,017	2,140
Goodwill	3,287	3,397
Other long-term assets	11,584	11,621
Total assets	$474,269	$346,263
Liabilities and shareholders’ equity
Current liabilities:
Accounts payable and accrued liabilities (note 11)	$97,057	$84,599
Current portion of operating lease liabilities (note 12)	4,731	4,476
Short-term debt (note 13)	12,225	23,445
Current portion of long-term debt (note 14)	17,303	16,302
Current portion of long-term royalty payable (note 15)	5,657	7,451
Current portion of warranty liability (note 16)	11,375	10,749
Total current liabilities	148,348	147,022
Long-term operating lease liabilities (note 12)	26,871	23,486
Long-term debt (note 14)	39,554	45,651
Long-term royalty payable (note 15)	3,944	8,591
Warranty liability (note 16)	7,536	8,187
Deferred income tax liabilities	3,459	3,250
Other long-term liabilities	6,340	6,017
Total liabilities	236,052	242,204
Shareholders’ equity:
Share capital (note 17):
Unlimited common and preferred shares, no par value
168,801,162 (2020 - 144,069,972) common shares issued and outstanding	1,238,856	1,115,092
Other equity instruments	7,773	7,671
Additional paid in capital	11,516	11,516
Accumulated deficit	(991,590)	(1,005,679)
Accumulated other comprehensive loss	(28,338)	(24,541)
Total shareholders' equity	238,217	104,059
Total liabilities and shareholders' equity	$474,269	$346,263
Commitments and contingencies (note 19)

See accompanying notes to condensed consolidated interim financial statements.

Approved on behalf of the Board:	Anthony Guglielmin	Director	Brenda J. Eprile	Director

WESTPORT FUEL SYSTEMS INC.
Condensed Consolidated Interim Statements of Operations and Comprehensive Income (Loss) (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)
Three and six months ended June 30, 2021 and 2020

	Three months ended June 30,		Six months ended June 30,
	2021	2020	2021	2020
Revenue	$84,701	$35,964	$161,144	$103,187
Cost of revenue and expenses:
Cost of revenue	68,958	23,775	132,384	86,723
Research and development	7,500	4,090	14,212	9,890
General and administrative	9,233	6,109	18,523	12,741
Sales and marketing	3,721	2,378	6,652	5,703
Foreign exchange (gain) loss	(2,333)	(3,626)	(1,602)	3,269
Depreciation and amortization	1,454	1,511	2,964	3,007
Gain on sale of assets	(146)	—	(146)	—
	88,387	34,237	172,987	121,333
Income (loss) from operations	(3,686)	1,727	(11,843)	(18,146)

Income from investments accounted for by the equity method	8,063	4,121	14,640	9,488
Interest on long-term debt and accretion on royalty payable	(1,308)	(1,467)	(3,057)	(3,019)
Bargain purchase gain from acquisition (note 4)	5,856	—	5,856	—
Interest and other income, net of bank charges	183	174	730	259
Income (loss) before income taxes	9,108	4,555	6,326	(11,418)
Income tax expense (recovery)	(8,121)	1,565	(7,763)	881
Net income (loss) for the period	17,229	2,990	14,089	(12,299)
Other comprehensive income (loss):
Cumulative translation adjustment	(1,643)	(633)	(3,797)	(464)
Comprehensive income (loss)	$15,586	$2,357	$10,292	$(12,763)

Income (loss) per share:
Net income (loss) per share - basic and diluted	$0.11	$0.02	$0.09	$(0.09)
Weighted average common shares outstanding:
Basic	153,149,575	136,564,290	150,154,552	136,496,757
Diluted	156,791,634	146,323,733	153,796,611	136,496,757

See accompanying notes to condensed consolidated interim financial statements.

WESTPORT FUEL SYSTEMS INC.
Condensed Consolidated Interim Statements of Shareholders' Equity (unaudited)
(Expressed in thousands of United States dollars, except share amounts)
Three and six months ended June 30, 2021 and 2020

	Common Shares Outstanding	Share capital	Other equity instruments	Additional paid in capital	Accumulated deficit	Accumulated other comprehensive income (loss)	Total shareholders' equity
	Three months ended June 30, 2020
April 1, 2020	136,465,872	$1,094,720	$7,361	$10,079	$(1,013,609)	$(23,721)	$74,830
Issuance of common shares on exercise of share units	291,532	427	(427)	—	—	—	—
Stock-based compensation	—	—	589	—	—	—	589
Net income for the period	—	—	—	—	2,990	—	2,990
Other comprehensive loss	—	—	—	—	—	(633)	(633)
June 30, 2020	136,757,404	$1,095,147	$7,523	$10,079	$(1,010,619)	$(24,354)	$77,776

	Six months ended June 30, 2020
January 1, 2020	136,416,981	$1,094,633	$6,857	$10,079	$(998,320)	$(23,890)	$89,359
Issuance of common shares on exercise of share units	340,423	514	(514)	—	—	—	—
Stock-based compensation	—	—	1,180	—	—	—	1,180
Net loss for the period	—	—	—	—	(12,299)	—	(12,299)
Other comprehensive loss	—	—	—	—	—	(464)	(464)
June 30, 2020	136,757,404	$1,095,147	$7,523	$10,079	$(1,010,619)	$(24,354)	$77,776

	Three months ended June 30, 2021
April 1, 2021	147,848,018	$1,130,895	$7,305	$11,516	$(1,008,819)	$(26,695)	$114,202
Issuance of common shares on exercise of share units	23,144	40	(40)	—	—	—	—
Issue of common shares on public offering, net of costs incurred	20,930,000	107,921	—	—	—	—	107,921
Stock-based compensation	—	—	508	—	—	—	508
Net income for the period	—	—	—	—	17,229	—	17,229
Other comprehensive loss	—	—	—	—	—	(1,643)	(1,643)
June 30, 2021	168,801,162	$1,238,856	$7,773	$11,516	$(991,590)	$(28,338)	$238,217

	Six months ended June 30, 2021
January 1, 2021	144,069,972	$1,115,092	$7,671	$11,516	$(1,005,679)	$(24,541)	$104,059
Issuance of common shares on exercise of share units	166,361	460	(460)	—	—	—	—
Issuance of common shares on conversion of convertible debt	1,815,117	2,577	—	—	—	—	2,577
Issuance of common shares on at-the-market public offering, net of costs incurred	1,819,712	12,806	—	—	—	—	12,806
Issue of common shares on public offering, net of costs incurred	20,930,000	107,921	—	—	—	—	107,921
Stock-based compensation	—	—	562	—	—	—	562
Net income for the period	—	—	—	—	14,089	—	14,089
Other comprehensive loss	—	—	—	—	—	(3,797)	(3,797)
June 30, 2021	168,801,162	$1,238,856	$7,773	$11,516	$(991,590)	$(28,338)	$238,217

See accompanying notes to condensed consolidated interim financial statements.

WESTPORT FUEL SYSTEMS INC.
Condensed Consolidated Interim Statements of Cash Flows (unaudited)
(Expressed in thousands of United States dollars)
Three and six months ended June 30, 2021 and 2020

	Three months ended June 30,		Six months ended June 30,
	2021	2020	2021	2020
Cash flows from (used in) operating activities:
Net income (loss) for the period	$17,229	$2,990	$14,089	$(12,299)
Items not involving cash:
Depreciation and amortization	3,703	3,402	7,176	6,771
Stock-based compensation expense	539	617	623	1,241
Unrealized foreign exchange (gain) loss	(2,333)	(3,626)	(1,602)	3,269
Deferred income tax	(9,485)	1,458	(9,675)	(683)
Income from investments accounted for by the equity method	(8,063)	(4,121)	(14,640)	(9,488)
Interest on long-term debt and accretion on royalty payable	1,308	1,467	3,057	3,019
Change in inventory write-downs to net realizable value	124	381	322	64
Bargain purchase gain from acquisition	(5,856)	—	(5,856)	—
Change in bad debt expense	(74)	214	(26)	252
Gain on sale of assets	(146)	—	(146)	—
Net cash from (used) before working capital changes	(3,054)	2,782	(6,678)	(7,854)

Changes in non-cash operating working capital:
Accounts receivable	(11,839)	4,042	(5,042)	4,618
Inventories	(5,068)	(4,329)	(11,943)	(8,056)
Prepaid and other assets	2,514	(919)	6,356	(1,559)
Accounts payable and accrued liabilities	13,584	(9,623)	10,241	(16,820)
Deferred revenue	(3,953)	(471)	(3,953)	1,030
Warranty liability	(907)	(534)	(287)	9,781
Net cash used in operating activities	(8,723)	(9,052)	(11,306)	(18,860)
Cash flows from (used in) investing activities:
Purchase of property, plant and equipment	(1,200)	(1,562)	(2,862)	(3,186)
Sale of short-term investments, net	284	—	600	—
Acquisition, net of acquired cash	(5,948)	—	(5,948)	—
Dividends received from joint ventures	6,395	3,420	14,273	9,243
Net cash from (used in) investing activities	(469)	1,858	6,063	6,057
Cash flows from (used in) financing activities:
Payments under short and long-term facilities	(16,194)	(7,176)	(39,415)	(18,893)
Drawings on operating lines of credit and long-term facilities	21,393	10,996	25,998	22,066
Payment of royalty payable	(7,451)	(5,948)	(7,451)	(5,948)
Proceeds from share issuance, net	107,922	—	120,727	—
Net cash from (used in) financing activities	105,670	(2,128)	99,859	(2,775)
Effect of foreign exchange on cash and cash equivalents	4,487	(842)	1,833	(1,506)
Increase (decrease) in cash and cash equivalents	100,965	(10,164)	96,449	(17,084)
Cash and cash equivalents, beginning of period (including restricted cash)	59,746	39,092	64,262	46,012
Cash and cash equivalents, end of period (including restricted cash)	$160,711	$28,928	$160,711	$28,928

WESTPORT FUEL SYSTEMS INC.
Condensed Consolidated Interim Statements of Cash Flows (unaudited)
(Expressed in thousands of United States dollars)
Three and six months ended June 30, 2021 and 2020

	Three months ended June 30,		Six months ended June 30,
	2021	2020	2021	2020
Supplementary information:
Interest paid	$2,836	$465	$3,648	$2,390
Taxes paid, net of refunds	217	167	674	(20)

Refer to note 17 for non-cash transactions.

See accompanying notes to condensed consolidated interim financial statements.

WESTPORT FUEL SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)
Three and six months ended June 30, 2021 and 2020
1. Company organization and operations:

Westport Fuel Systems Inc. (the “Company”) was incorporated under the Business Corporations Act (Alberta) on March 20, 1995. The Company engineers, manufactures and supplies alternative fuel systems and components for use in transportation markets on a global basis. The Company's components and systems control the pressure and flow of gaseous alternative fuels, such as propane, natural gas and hydrogen used in internal combustion engines.
2. Liquidity and impact of COVID-19:

The COVID-19 pandemic has impacted the Company's business since March 2020. The extent, duration and impact of COVID-19 is uncertain, however since the second half of 2020, the Company's sales and customer demand has rebounded and remained relatively stable during the first half of 2021. The production plants located in Northern Italy closed temporarily during the first half of 2020 due to the COVID-19 pandemic, but have since remained open and are in full production in the first half of 2021.

The Company is closely monitoring and making efforts to mitigate the impact of COVID-19 and impact of the global shortage of semiconductors on the business. The Company has significant operations in Italy where there had been a high number of cases of COVID-19. The Company also sources components from China, which has been impacted by the global supply chain for semiconductors and other materials. At this time, management does not expect a material impact to its business, however, the situation is evolving daily and could become material in case of a prolonged supply chain disruption that results in production delays or end-customer demand declines.

In response to the pandemic, the Company undertook numerous financing actions and implemented multiple austerity measures, including actions to reduce costs, such as salary and other compensation deferrals and reductions, and delaying non-critical projects and capital expenditures to secure liquidity and improve the ability to fund its operations. During the quarter, the Company raised $107,921 through an equity offering which further strengthened the Company's liquidity position. Besides these financing activities, the Company is also participating in government wage-subsidy and other support programs in the countries where it operates. The Company has received $230 and $428 in the three and six months ended June 30, 2021, respectively ($3,785 and $4,188 in the three and six months ended June 30, 2020, respectively), related to these programs.

The Company believes that it has considered all possible impacts of known events arising from the COVID-19 pandemic in the preparation of the condensed consolidated interim financial statements; however, changes in circumstances due to COVID-19 could impact management's judgments and estimates associated with the liquidity and impact of COVID-19 assessment and other critical accounting assessments.

The Company continued to sustain operating losses and negative cash flows from operating activities. As at June 30, 2021, the Company has cash and cash equivalents of $160,711 and cash used in operating activities of $8,723. The ability to continue as a going concern beyond August 2022 will be dependent on the Company's ability to generate sufficient positive cash flows from operations specifically through profitable, sustainable growth of the High Pressure Direct Injection (“HPDI”) business, and on the Company's ability to finance its long term strategic objectives and operations. In addition, the Company's Cummins Westport joint venture, which pays significant dividends to the joint venture partners, is scheduled to end on December 31, 2021. As per the joint venture agreement, both Cummins Inc. and the Company have equal rights to the joint venture’s intellectual property. However, there is no certainty that the Company will be able to monetize the intellectual property to the level of the current dividends received from the joint venture. If, as a result of future events, the Company was to determine it was no longer able to continue as a going concern, significant adjustments would be required to the carrying value of assets and liabilities in the accompanying, consolidated financial statements and the adjustments could be material.

WESTPORT FUEL SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)
Three and six months ended June 30, 2021 and 2020
3. Basis of preparation:
(a)    Basis of presentation:

These interim financial statements have been prepared in accordance with U.S. GAAP.

These interim financial statements do not include all note disclosures required on an annual basis, and therefore, should be read in conjunction with the annual audited consolidated financial statements for the year ended December 31, 2020, filed with the appropriate securities regulatory authorities. The Company followed the same policies and procedures as in the annual audited consolidated financial statements for the year ended December 31, 2020.

In the opinion of management, all adjustments, which include reclassifications and normal recurring adjustments necessary to present fairly the condensed consolidated interim balance sheets, condensed consolidated interim results of operations and comprehensive income and loss, condensed consolidated interim statements of shareholders' equity and condensed consolidated interim cash flows as at June 30, 2021 and for all periods presented, have been recorded. The results of operations for the three and six months ended June 30, 2021 are not necessarily indicative of the results for the Company's full year.

(b)    Foreign currency translation:

The Company’s functional currency is the Canadian dollar and its reporting currency for its consolidated financial statement presentation is the United States Dollar (“U.S. Dollar”). The functional currencies for the Company's subsidiaries include the following: U.S. Dollar, Canadian dollar, Euro, Argentina Peso, Chinese Renminbi (“RMB”), Swedish Krona, Indian Rupee, and Polish Zloty. The Company translates assets and liabilities of non-U.S. dollar functional currency operations using the period end exchange rates, shareholders’ equity balances using the weighted average of historical exchange rates, and revenues and expenses using the monthly average rate for the period, with the resulting exchange differences recognized in other comprehensive income.

Transactions that are denominated in currencies other than the functional currencies of the Company’s or its subsidiaries' operations are translated at the rates in effect on the date of the transaction. Foreign currency denominated monetary assets and liabilities are translated to the applicable functional currency at the exchange rates in effect on the balance sheet date. Non-monetary assets and liabilities are translated at the historical exchange rate. All foreign exchange gains and losses are recognized in the statement of operations, except for the translation gains and losses arising from available-for-sale instruments, which are recorded through other comprehensive income until realized through disposal or impairment.

Except as otherwise noted, all amounts in these interim financial statements are presented in thousands of U.S. dollars. For the periods presented, the Company used the following exchange rates:

	Period ended		Average for the three months ended		Average for the six months ended
	June 30, 2021	December 31, 2020	June 30, 2021	June 30, 2020	June 30, 2021	June 30, 2020
Canadian Dollar	1.24	1.27	1.23	1.39	1.25	1.36
Euro	0.84	0.82	0.83	0.91	0.83	0.91
Argentina Peso	95.66	84.06	93.91	67.48	109.93	64.36
RMB	6.46	6.53	6.46	7.09	6.47	7.03
Swedish Krona	8.54	8.19	8.41	9.68	8.40	9.68
Indian Rupee	74.35	73.00	73.78	75.86	73.35	74.10
Polish Zloty	3.81	3.72	3.74	4.09	3.74	4.00

WESTPORT FUEL SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)
Three and six months ended June 30, 2021 and 2020
4. Business combinations:

Acquisition of Stako sp. z.o.o (“Stako”):

On May 28, 2021, the Company entered into an agreement to acquire all of the issued and outstanding shares of Stako from Worthington Industries Inc. for a total purchase price of $7,130. The transaction was completed on May 30, 2021.

Stako is a leading manufacturer of liquid petroleum gas fuel (“LPG”) storage, supplying the aftermarket and Original Equipment Manufacturer (“OEM”) market segments through a worldwide network of dealers. Stako’s current product range includes over 1,000 models of LPG storage tanks. Over the last 30 years, Stako has supplied tanks to leading automobile manufacturers worldwide.

The business combination resulted in a bargain purchase transaction, as the fair value of assets acquired and liabilities assumed exceeded the total of the transaction date fair value of consideration paid by $5,856. The Company was able to acquire Stako for less than its fair value due to the decision of the seller to divest their non-core LPG business. The following table summarizes the preliminary allocation of the purchase price to the estimated fair values of assets acquired and liabilities assumed at the date of the acquisition.

Consideration allocated to:
Cash and cash equivalents	$1,180
Accounts receivable	5,609
Inventory	4,217
Property, plant and equipment	6,435
Other assets	319
Accounts payable and accrued liabilities	(4,678)
Deferred income tax liabilities	(96)
Total net identifiable assets	$12,986
Bargain purchase gain	(5,856)
Total consideration	$7,130

The fair value of $5,609 of accounts receivable reflects the cash flows expected to be collectible.

The fair value of inventory of $4,217 assigned to inventory was based on estimated selling prices net of selling costs associated with finished goods, and replacement value for raw materials and unassembled components.

Property, plant and equipment of $6,435 was determined based on their fair market values.

The amounts included in the Stako acquisition provisional purchase price allocation are preliminary in nature and are subject to adjustment as additional information is obtained about the facts and circumstances that existed at the date of the acquisition. The final determination of the fair values of certain assets and liabilities will be completed within the measurement period of up to one year from the acquisition date and will be finalized upon the determination of closing working capital. Therefore, the preliminary measurements of accounts receivable, inventory, property, plant and equipment reflected are subject to change and such changes could be significant due to the completion of the final valuation. The Company expects to finalize the valuation and complete the purchase price allocation as soon as practicable but no later than one year from the acquisition date.

WESTPORT FUEL SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)
Three and six months ended June 30, 2021 and 2020
4. Business combinations (continued):

Proforma Results

The following unaudited supplemental proforma information presents the consolidated financial results as if the acquisition of Stako had occurred on January 1, 2020. This supplemental proforma information has been prepared for comparative purposes and does not purport to be indicative of what would have occurred had the acquisition been made on January 1, 2020, nor are they indicative of any future results. Included in revenue and net income for the period are $2,331 and $114, respectively.

	Three months ended June 30,		Six months ended June 30
	2021	2020	2021	2020
Revenue
Revenue for the period	$84,701	$35,964	$161,144	$103,187
Stako for the period	4,168	3,034	10,217	8,347
Proforma revenue for the period	$88,869	$38,998	$171,361	$111,534

Net income (loss)
Net income (loss) for the period	$17,229	$2,990	$14,089	$(12,299)
Stako for the period	323	173	722	518
Proforma adjustments (1)	(5,577)	—	(5,577)	—
Proforma net loss for the period	$11,975	$3,163	$9,234	$(11,781)
(1) Includes adjustment of the bargain purchase gain and transaction costs incurred for the acquisition.

5. Accounts receivable:

	June 30, 2021	December 31, 2020
Customer trade receivables	$86,822	$81,968
Other receivables	12,006	14,967
Income tax receivable	163	52
Due from related parties (note 7)	55	74
Allowance for expected credit losses	(6,390)	(6,594)
	$92,656	$90,467

6. Inventories:

	June 30, 2021	December 31, 2020
Purchased parts	$51,001	$36,066
Work-in-process	3,191	3,203
Finished goods	15,495	12,133
	$69,687	$51,402

During the three and six months ended June 30, 2021, the net change in inventory provision comprises increases of $124 and $322, respectively (three and six months ended June 30, 2020 - increases of $381 and $64, respectively).

WESTPORT FUEL SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars except share and per share amounts)
Three and six months ended June 30, 2021 and 2020
7. Short-term investment:

	June 30, 2021	December 31, 2020
Cummins Westport Inc.	$10,983	$—

The Company and Cummins Inc. (“Cummins”) each own 50% of the common shares of Cummins Westport Inc. (“CWI”). For the three and six months ended June 30, 2021, the Company recognized its share of CWI’s income of $7,946 and $14,391, respectively (three and six months ended June 30, 2020 - $4,210 and $9,514, respectively) in income from investments accounted for by the equity method. The CWI joint venture term is scheduled to end on December 31, 2021 and therefore, it is classified as short-term investment.

As at June 30, 2021, the Company has a related party accounts receivable balance of $55 due from CWI.

Assets, liabilities, revenue and expenses of CWI are as follows:

	June 30, 2021	December 31, 2020
Current assets:
Cash and short-term investments	$93,272	$94,984
Accounts receivable	3,368	5,681
	96,640	100,665
Long-term assets:
Property, plant and equipment	491	605
Deferred income tax assets	21,961	21,651
	22,452	22,256
Total assets	$119,092	$122,921

Current liabilities:
Accounts payable and accrued liabilities	$2,048	$5,557
Current portion of warranty liability	21,884	19,485
Current portion of deferred revenue	12,634	13,628
	36,566	38,670
Long-term liabilities:
Warranty liability	35,736	34,737
Deferred revenue	22,606	23,802
Other long-term liabilities	2,204	3,969
	60,546	62,508
Total liabilities	$97,112	$101,178

WESTPORT FUEL SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars except share and per share amounts)
Three and six months ended June 30, 2021 and 2020
7. Short-term investment (continued):

	Three months ended June 30,		Six months ended June 30,
	2021	2020	2021	2020
Product revenue	$62,142	$41,499	$118,656	$89,045
Parts revenue	28,014	24,933	53,799	54,055
	90,156	66,432	172,455	143,100
Cost of revenue and expenses:
Cost of product and parts revenue	67,811	48,234	129,104	103,261
Research and development	1,629	4,186	2,864	8,652
General and administrative	323	449	728	796
Sales and marketing	2,596	2,882	4,816	6,269
	72,359	55,751	137,512	118,978
Income from operations	17,797	10,681	34,943	24,122
Interest and investment income	144	231	284	729
Income before income taxes	17,941	10,912	35,227	24,851
Income tax expense	2,050	2,493	6,445	5,822
Net income	$15,891	$8,419	$28,782	$19,029

8. Long-term investments:

	June 30, 2021	December 31, 2020
Cummins Westport Inc. (note 7)	$—	$10,866
Weichai Westport Inc.	1,823	1,824
Minda Westport Technologies Limited	1,317	1,116
Other equity-accounted investees	148	148
	$3,288	$13,954

Weichai Westport Inc.:

The Company, indirectly through its wholly-owned subsidiary, Westport Innovations (Hong Kong) Limited (“Westport HK”), is currently the registered holder of a 23.33% equity interest in WWI. In April 2016, the Company sold to Cartesian entities a derivative economic interest granting it the right to receive an amount of future income received by Westport HK from WWI equivalent to having an 18.78% equity interest in WWI and concurrently granted a Cartesian entity an option to acquire all of the equity securities of Westport HK for a nominal amount. The Company retained the right to transfer any equity interest held by Westport HK in WWI that was in excess of an 18.78% interest in the event that such option was exercised. As a result of such transactions, the Company’s residual 23.33% equity interest in WWI currently corresponds to an economic interest in WWI equivalent to just 4.55%.

Cartesian is a global private equity firm based in New York that has investments in the Company. Various Cartesian entities are associated with these investments including Pangaea Two Management, LP; Pangaea Two Acquisition Holdings XIV, LLC; Pangaea Two Acquisition Holdings Parallel XIV, LLC. Collectively, these entities will be referred to as “Cartesian”. In addition, Peter Yu, the founder and managing partner of Cartesian, was elected as a Director of the Company in January 2016 and resigned as a Director of the Company in July 2020. See notes 14(c), and 15 for additional details of Cartesian’s investments in the Company.

WESTPORT FUEL SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)
Three and six months ended June 30, 2021 and 2020

9. Property, plant and equipment:

		Accumulated	Net book
June 30, 2021	Cost	depreciation	value
Land and buildings	$9,004	$1,802	$7,202
Computer equipment and software	7,259	5,728	1,531
Furniture and fixtures	5,735	4,865	870
Machinery and equipment	105,606	58,980	46,626
Leasehold improvements	13,605	9,903	3,702
	$141,209	$81,278	$59,931

From the acquisition of Stako, the Company had additions in land and buildings, furniture and fixtures, and machinery and equipment of $4,155, $75, $2,205, respectively.

		Accumulated	Net book
December 31, 2020	Cost	depreciation	value
Land and buildings	$5,303	$1,701	$3,602
Computer equipment and software	7,045	5,570	1,475
Furniture and fixtures	4,968	4,148	820
Machinery and equipment	102,834	54,387	48,447
Leasehold improvements	12,479	9,316	3,163
	$132,629	$75,122	$57,507

10. Intangible assets:

		Accumulated	Net book
June 30, 2021	Cost	amortization	value
Brands, patents and trademarks	$22,652	$12,800	$9,852
Technology	4,390	4,023	367
Customer contracts	12,490	12,378	112
Other intangibles	323	323	—
Total	$39,855	$29,524	$10,331

		Accumulated	Net book
December 31, 2020	Cost	amortization	value
Brands, patents and trademarks	$21,763	$11,513	$10,250
Technology	6,040	5,613	427
Customer contracts	13,234	12,283	951
Other intangibles	477	321	156
Total	$41,514	$29,730	$11,784

WESTPORT FUEL SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)
Three and six months ended June 30, 2021 and 2020

11. Accounts payable and accrued liabilities:

	June 30, 2021	December 31, 2020
Trade accounts payable	$69,396	$57,307
Accrued payroll	18,816	14,737
Taxes payable	4,568	3,905
Deferred revenue	4,128	8,008
Accrued interest	149	137
Other payables	—	505
	$97,057	$84,599
12. Operating leases right-of-use assets and lease liabilities:

The Company has entered into various non-cancellable operating lease agreements primarily for its manufacturing facilities and offices. The Company's leases have lease terms expiring between 2021 and 2033. Many leases include one or more options to renew. The Company does not assume renewals in its determination of the lease term unless the renewals are deemed to be reasonably assured at lease commencement. The average remaining lease term is approximately five years and the present value of the outstanding operating lease liability was determined applying a weighted average discount rate of 3.0% based on incremental borrowing rates applicable in each location.
The components of lease cost are as follows:

	Three months ended June 30,		Six months ended June 30,
	2021	2020	2021	2020
Operating lease cost:
Amortization of right-of-use assets	$668	$789	$1,641	$1,476
Interest	214	69	424	223
Total lease cost	$882	$858	$2,065	$1,699

The maturities of lease liabilities as at June 30, 2021 are as follows:

The remainder of 2021	$2,639
2022	4,183
2023	3,627
2024	3,207
2025	2,655
Thereafter	20,308
Total undiscounted cash flows	36,619
Less: imputed interest	(5,017)
Present value of operating lease liabilities	31,602
Less: current portion	(4,731)
Long term operating lease	$26,871

WESTPORT FUEL SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)
Three and six months ended June 30, 2021 and 2020

13. Short-term debt:

	June 30, 2021	December 31, 2020
Revolving financing facility (a)	$6,209	$17,428
Credit facility (b)	6,016	6,017
Balance, end of period	$12,225	$23,445

(a)    The Company has a revolving financing facility with HSBC. This facility is secured by certain receivables of the Company and the maximum draw amount is $20,000, based on the receivables outstanding. As the Company collects these secured receivables, the facility is repaid. The interest rate for this facility is the Libor rate plus 2.5%.

(b)    On July 23, 2020, the Company entered into a one-year $10,000 non-revolving term credit facility with EDC to provide working capital support in response to short-term liquidity shortfalls as a result of the COVID-19 pandemic. This credit facility's interest rate is the U.S. Prime Rate plus 3.0% per annum on amounts drawn and has no prepayment penalty or standby charge. As at June 30, 2021, the Company has drawn $6,000 on this facility. On February 16, 2021, the Company and EDC amended the credit facility such that the Company will not be able to draw any additional funds from this facility after February 16, 2021. On July 21, 2021, the Company received a Second Waiver and Amending Agreement from EDC to extend the principal repayment of $6,000 due on July 21, 2021 to September 15, 2021 as an interim step in the renewal of a long-term credit facility.

14. Long-term debt:

	June 30, 2021	December 31, 2020
Term loan facilities, net of debt issuance costs (a)	$51,791	$53,731
Convertible debt (b)	2,242	4,362
Other bank financing (c)	754	1,325
Capital lease obligations (d)	2,070	2,535
Balance, end of period	56,857	61,953
Current portion	(17,303)	(16,302)
Long-term portion	$39,554	$45,651

(a)    On December 20, 2017, the Company entered into a loan agreement with EDC for a $20,000 non-revolving term facility. The Company incurred debt issuance costs of $1,013 related to the loan which are being amortized over the loan term using the effective interest rate method. The loan bears interest at 6% (prior to March 1, 2019, at 9% plus monitoring fees), payable quarterly, as well as quarterly principal repayments. On March 23, 2020, the Company and EDC amended the terms of the secured term loan to defer $6,000 in principal payments in 2020, to recommence payment of $2,000 quarterly starting March 15, 2021 and to extend the term of the loan until September 30, 2022. During the second quarter, the Company received a waiver letter from EDC which waived the $2,000 principal repayment obligation due on June 15, 2021. As at June 30, 2021, the amount outstanding for this loan was $11,772, net of issuance costs, compared to $13,618, net of issuance costs, as at December 31, 2020. The loan is secured by share pledges over Westport Fuel Systems Canada Inc., Fuel Systems Solutions, Inc., Westport Luxembourg S.a.r.l and by certain of the Company's property, plant and equipment.

On October 9, 2018, and November 28, 2019, the Company entered into Euro denominated loan agreements with UniCredit S.p.A. (“UniCredit”). These loans bear interest at an annual rate of 2.3% and 1.8%, respectively, and interest is paid quarterly. The loans mature on December 31, 2023 and September 30, 2023, respectively. On April 29, 2021, the Company and UniCredit amended the terms of the above Euro denominated loan agreements to combine the facilities into one $8,803 loan facility. This loan matures on March 31, 2027, bears interest at an annual rate of 1.65% and interest is paid quarterly. The cash pledge as security is removed after the amendment. As at June 30, 2021, the amount outstanding for these loans was $8,898 compared to $7,246 as at December 31, 2020.

WESTPORT FUEL SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)
Three and six months ended June 30, 2021 and 2020

14. Long-term debt (continued):

On May 20, 2020, the Company entered into a third Euro denominated loan agreement with UniCredit. The effective interest rate of this loan is 1.82% with a maturity date of May 31, 2025. As at June 30, 2021, the amount outstanding for this loan was $4,784 compared to $5,558 as at December 31, 2020. There is no security on the loan as it was made as part of the Italian government's COVID-19 Decreto Liquidità to help Italian companies to secure liquidity to continue operating while mitigating some of the impact of COVID-19.

On July 17, 2020, the Company entered into a fourth Euro denominated loan agreement with UniCredit. The effective interest rate of this loan is 1.75% with a maturity date of July 31, 2026. As at June 30, 2021, the amount outstanding for this loan was $17,997 compared to $18,650 as at December 31, 2020. There is no security on the loan as it was made as part of the Italian government’s COVID-19 Decreto Liquidità.

On August 11, 2020, the Company entered into a Euro denominated loan agreement with Deutsche Bank. The effective interest rate of this loan is 1.7% with a maturity date of August 31, 2026. As at June 30, 2021, the amount outstanding for this loan was $8,340 compared to $8,659 as at December 31, 2020. There is no security on the loan as it was made as part of the Italian government’s COVID-19 Decreto Liquidità.

(b)    On January 11, 2016, the Company entered into a financing agreement (“Tranche 2 Financing”) with Cartesian. As part of the agreement, on June 1, 2016, convertible debt was issued in exchange for 9.0% convertible unsecured notes due June 1, 2021, which are convertible into common shares of the Company in whole or in part, at Cartesian's option, at any time following the twelve month anniversary of the closing at a conversion price of $2.17 per share. Interest is payable annually in arrears on December 31 of each year during the term. On July 24, 2020, Westport restructured the Tranche 2 Financing agreement and entered into a new financing agreement with Cartesian. Under the terms of the agreement, the Company agreed to pay down the principal amount of the existing convertible notes from $17,500 to $10,000. Concurrent with such repayment, the maturity of the remaining amended notes was extended three years to July 31, 2023, the coupon rate was reduced from 9.0% annually to 6.5% annually, and the conversion price was revised from $2.17 per share to $1.42 per share.

During the first quarter of 2021, Cartesian exercised its option to convert a principal amount of $2,500, plus accrued and unpaid interest on such principal amount, into 1,815,117 common shares of the Company. To date, Cartesian has exercised its option to convert a total principal amount of $7,500, plus accrued and unpaid interest on such principal amount, into 5,422,585 common shares of the Company.

(c)    Other bank financing consists of various secured and unsecured bank financing arrangements that carry rates of interest ranging from 0.75% to 3.8% and have various maturities out to 2023. Security includes a building owned by the Company in the Netherlands and certain accounts receivable.

(d)    The Company has capital lease obligations with terms of two to five years at interest rates ranging from 1.3% to 5.7%.

The principal repayment schedule of long-term debt is as follows as at June 30, 2021:

	Term loan facilities	Convertible Debt	Other bank financing	Capital lease obligations	Total
Remainder of 2021	$9,510	$—	$178	$437	$10,125
2022	12,201	—	356	554	13,111
2023	8,039	2,242	220	479	10,980
2024	8,618	—	—	416	9,034
2025 and thereafter	13,423	—	—	184	13,607
	$51,791	$2,242	$754	$2,070	$56,857

WESTPORT FUEL SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)
Three and six months ended June 30, 2021 and 2020

15. Long-term royalty payable:

	June 30, 2021	December 31, 2020
Balance, beginning of period	$16,042	$18,258
Accretion expense	1,009	3,732
Repayment	(7,450)	(5,948)
Balance, end of period	9,601	16,042
Current portion	(5,657)	(7,451)
Long-term portion	$3,944	$8,591

On January 11, 2016, the Company entered into a financing agreement with Cartesian to support the Company's global growth initiatives. The financing agreement immediately provided $17,500 in cash (the “Tranche 1 Financing”). In consideration for the funds provided to the Company, Cartesian is entitled to royalty payments based on the greater of (i) a percentage of amounts received by the Company on select HPDI systems and CWI joint venture income through 2025 and (ii) stated fixed amounts per annum (subject to adjustment for asset sales). The carrying value is being accreted to the expected redemption value using the effective interest method, which is approximately 23% per annum. Cartesian's debt is secured by an interest in the Company's HPDI intellectual property and a priority interest in the Company's CWI joint venture interest.

In January 2017, the Company and Cartesian signed a Consent Agreement which allows the Company to sell certain assets in exchange for prepayment of the Cartesian royalty. Cartesian was paid 15% of the net proceeds from these asset sales to a maximum of $15,000, with this payment being allocated on a non-discounted basis to future years' minimum payments.

As at June 30, 2021, the total royalty prepayments paid to Cartesian as a result of the Consent Agreement was $11,912.

The repayments including interest are as follows, for the twelve months ended June 30:

2023	5,657
2024	1,795
2025	1,637
2026	2,270
2027	2,851
$14,210

16. Warranty liability:

A continuity of the warranty liability is as follows:

	June 30, 2021	December 31, 2020
Balance, beginning of period	$18,936	$8,901
Warranty claims	(1,347)	(6,906)
Warranty accruals	2,095	16,191
Change in estimate	(1)	(291)
Impact of foreign exchange	(772)	1,041
Balance, end of period	18,911	18,936
Less: current portion	(11,375)	(10,749)
Long-term portion	$7,536	$8,187

WESTPORT FUEL SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)
Three and six months ended June 30, 2021 and 2020

17. Share capital, stock options and other stock-based plans:

On June 8, 2021, the Company completed a marketed public offering of common shares for gross proceeds to the Company of $115,115. The Company issued a total of 20,930,000 common shares at $5.50 per common share, including 2,730,000 common shares following the exercise in full by the underwriters of their over-allotment option. Total transaction costs of $7,194 were incurred and deducted from the gross proceeds for net proceeds of $107,921.

On November 9, 2020, the Company filed a prospectus supplement to establish an At-the-Market equity program (“ATM Program”) which allowed the Company to issue up to $50,000 of common shares from treasury to the public from time to time, at the Company's discretion and subject to regulatory requirements. In the first quarter of 2021, the Company issued 1,819,712 common shares at weighted average share price of $7.26 per share for gross proceeds of $13,211, net of total transaction costs of $405, including commission of $264 resulting in net proceeds of $12,806. The ATM Program was completed as of March 20, 2021 and the Company raised a total of $27,586 gross proceeds through this ATM Program.

On January 21, 2021, Cartesian exercised its option to convert a principal amount of $2,500, plus accrued and unpaid interest on such principal amount, into 1,815,117 common shares at $1.42 per share.

During the three and six months ended June 30, 2021, the Company issued 23,144 and 166,361 common shares, respectively, net of cancellations, upon exercises of share units (three and six months ended June 30, 2020 – 291,532 and 340,423 common shares, respectively). The Company issues shares from treasury to satisfy share unit exercises.

(a)    Share Units (“Units”):

The value assigned to issued Units and the amounts accrued are recorded as other equity instruments. As Units are exercised or vest and the underlying shares are issued from treasury of the Company, the value is reclassified to share capital.

During the three and six months ended June 30, 2021, the Company recognized $539 and $623, respectively (three and six months ended June 30, 2020 - $617 and $1,241, respectively) of stock-based compensation associated with the Westport Omnibus Plan.

A continuity of the Units issued under the Westport Omnibus Plan as at June 30, 2021 and June 30, 2020 are as follows:

	Six months ended June 30, 2021		Six months ended June 30, 2020
	Number of units	Weighted average grant date fair value (CDN $)	Number of units	Weighted average grant date fair value (CDN $)
Outstanding, beginning of period	1,452,378	$3.29	1,777,941	$3.19
Granted	775,146	5.06	271,426	1.61
Exercised	(166,361)	3.49	(340,423)	2.09
Forfeited/expired	(120,224)	1.54	(14,017)	2.65
Outstanding, end of period	1,940,939	$3.01	1,694,927	$3.15
Units outstanding and exercisable, end of period	23,397	$6.65	99,608	$1.72

During the six months to June 30, 2021, 775,146 share units were granted to certain employees and directors (2020 - 271,426). This included 317,162 restricted share units (“RSUs”) (2020 - 250,526) and 457,984 performance share units (“PSUs”) (2020 - 20,900). Values of RSU awards are generally determined based on the fair market value of the underlying common shares on the date of grant. RSUs typically vest over a three-year period so the actual value received by the individual depends on the share price on the day such RSUs are settled for common shares, not the date of grant. PSU awards do not have a certain

WESTPORT FUEL SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)
Three and six months ended June 30, 2021 and 2020

17. Share capital, stock options and other stock-based plans (continued):
number of common shares that will issue over time, but are based on future performance and other conditions tied to the payout of the PSU.

As at June 30, 2021, $3,732 of compensation cost related to Units awarded has yet to be recognized in results from operations and will be recognized ratably over two years.

(b)    Aggregate intrinsic values:

The aggregate intrinsic value of the Company’s share units at June 30, 2021 as follows:

June 30, 2021
(CDN $)
Share units:
Outstanding	$12,380
Exercisable	154

(c)    Stock-based compensation:

Stock-based compensation associated with the Unit plans is included in operating expenses as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
	2021	2020	2021	2020
Cost of revenue	$4	$46	$23	$58
Research and development	28	58	55	106
General and administrative	486	473	500	980
Sales and marketing	21	40	45	97
	$539	$617	$623	$1,241

18. Related party transactions:
The Company enters into related party transactions with the CWI joint venture. Refer to note 7 for the related party transactions with CWI.

19. Commitments and contingencies:

(a)    Contractual commitments

The Company is a party to a variety of agreements in the ordinary course of business under which it is obligated to indemnify a third party with respect to certain matters. Typically, these obligations arise as a result of contracts for sale of the Company’s product to customers where the Company provides indemnification against losses arising from matters such as product liabilities. The potential impact on the Company’s financial results is not subject to reasonable estimation because considerable uncertainty exists as to whether claims will be made and the final outcome of potential claims. To date, the Company has not incurred significant costs related to these types of indemnifications.

(b)     Contingencies

The Company is engaged in certain legal actions and tax audits in the ordinary course of business and believes that, based on the information currently available, the ultimate outcome of these actions will not have a material adverse effect on our operating results, liquidity or financial position.

WESTPORT FUEL SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)
Three and six months ended June 30, 2021 and 2020

20. Segment information:

The Company manages and reports the results of its business through four segments: OEM, Independent Aftermarket (“IAM”), the CWI Joint Venture, and Corporate. This reflects the manner in which operating decisions and assessing business performance is currently managed by the Chief Operating Decision Maker (“CODM”). The financial information for the business segments evaluated by the CODM includes the results of CWI as if they were consolidated, which is consistent with the way the Company manages its business segments. As CWI is accounted for under the equity method of accounting, an adjustment is reflected in the tables below to reconcile the segment measures to the Company’s consolidated matters.

Financial information by business segment as follows:

	Three months ended June 30, 2021
	Revenue	Operating income (loss)	Depreciation & amortization	Equity income (loss)
OEM	$53,097	$(3,416)	$1,964	$117
IAM	31,604	1,107	1,680	—
Corporate	—	(1,377)	59	7,946
CWI - 50%	45,079	8,899	28	—
Total segment	129,780	5,213	3,731	8,063
Less: CWI - 50%	(45,079)	(8,899)	(28)	—
Total Consolidated	$84,701	$(3,686)	$3,703	$8,063

	Three months ended June 30, 2020
	Revenue	Operating income (loss)	Depreciation & amortization	Equity income
OEM	$19,079	$1,106	$2,147	$(89)
IAM	16,885	(1,185)	1,184	—
Corporate	—	1,806	71	4,210
CWI - 50%	33,216	5,341	30	—
Total Segment	69,180	7,000	3,432	4,121
Less: CWI - 50%	(33,216)	(5,341)	(30)	—
Total Consolidated	$35,964	$1,659	$3,402	$4,121

	Six months ended June 30, 2021
	Revenue	Operating income (loss)	Depreciation & amortization	Equity income (loss)
OEM	$95,858	$(9,883)	$4,107	$249
IAM	65,286	2,744	2,954	—
Corporate	—	(4,704)	115	14,391
CWI - 50%	86,228	17,472	57	—
Total Segment	247,372	5,629	7,233	14,640
Less: CWI - 50%	(86,228)	(17,472)	(57)	—
Total Consolidated	$161,144	$(11,843)	$7,176	$14,640

WESTPORT FUEL SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)
Three and six months ended June 30, 2021 and 2020

20. Segment information (continued):

	Six months ended June 30, 2020
	Revenue	Operating income (loss)	Depreciation & amortization	Equity income
OEM	$53,351	$(13,367)	$3,994	$(26)
IAM	49,836	3,574	2,645	—
Corporate	—	(8,353)	132	9,514
CWI - 50%	71,550	12,061	61	—
Total Segment	174,737	(6,085)	6,832	9,488
Less: CWI - 50%	(71,550)	(12,061)	(61)	—
Total Consolidated	$103,187	$(18,146)	$6,771	$9,488

Revenues are attributable to geographical regions based on the location of the Company’s customers and are presented as a percentage of the Company's revenues, as follows:

	% of revenue
	Three months ended June 30,		Six months ended June 30,
	2021	2020	2021	2020
Europe	71%	66%	66%	66%
Americas	11%	15%	12%	17%
Asia	9%	9%	10%	8%
Africa	5%	3%	8%	4%
Other	4%	7%	4%	5%

As at June 30, 2021, total long-term investments of $1,971 (December 31, 2020 - $12,838) were allocated to the Corporate segment and $1,317 (December 31, 2020 - $1,116) were allocated to the OEM segment.

Total assets are allocated as follows:

	June 30, 2021	December 31, 2020
OEM	$167,191	$148,959
IAM	161,401	156,967
Corporate	145,677	40,337
CWI - 50%	59,546	61,461
Total segment assets	533,815	407,724
Less: CWI - 50%	(59,546)	(61,461)
Total consolidated assets	$474,269	$346,263

WESTPORT FUEL SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)
Three and six months ended June 30, 2021 and 2020

21. Financial instruments:

Financial management risk

The Company has exposure to liquidity risk, credit risk, foreign currency risk and interest rate risk.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they are due.  The Company has a history of losses and negative cash flows from operations. At June 30, 2021, the Company had $160,711 of cash and cash equivalents.

The following are the contractual maturities of financial obligations as at June 30, 2021:

	Carrying amount	Contractual cash flows	< 1 year	1-3 years	4-5 years	>5 years
Accounts payable and accrued liabilities	$97,057	$97,057	$97,057	$—	$—	$—
Short-term debt (note 13)	12,225	12,225	12,225	—	—	—
Term loan facilities (note 14 (a))	51,791	50,295	18,461	18,610	12,395	829
Convertible debt (note 14 (b))	2,242	2,839	163	2,676	—	—
Other bank financing (note 14 (c))	754	712	178	534	—	—
Long-term royalty payable (note 15)	9,601	14,211	5,657	3,432	5,122	—
Capital lease obligations (note 14 (d))	2,070	2,070	437	1,448	185	—
Operating lease obligations (note 12)	31,602	36,668	4,731	8,925	2,655	20,357
	$207,342	$216,077	$138,909	$35,625	$20,357	$21,186

(a)    Fair value of financial instruments:

The carrying amounts reported in the balance sheets for cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities approximate their fair values due to the short-term period to maturity of these instruments.

The short-term and long-term investments represent the Company's interests in CWI, WWI, Minda Westport Technologies Limited, and other investments. CWI is the most significant of the investments and is accounted for using the equity method. WWI and other investments are accounted for at fair value.

The carrying values reported in the consolidated balance sheet for obligations under capital and operating leases, which are based upon discounted cash flows, approximate their fair values.

The carrying values of the term loan facilities, convertible debt, and other bank financing included in the long-term debt (note 14) do not materially differ from their fair value as at June 30, 2021, as the majority of the term loan facilities, convertible debt and other bank financing were raised or amended recently.

WESTPORT FUEL SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)
Three and six months ended June 30, 2021 and 2020

21. Financial Instruments (continued):

The Company categorizes its fair value measurements for items measured at fair value on a recurring basis into three categories as follows:

Level 1 –	Unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2 –	Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 –	Inputs for the asset or liability that are not based on observable market data (unobservable inputs).

When available, the Company uses quoted market prices to determine fair value and classify such items in Level 1.  When necessary, Level 2 valuations are performed based on quoted market prices for similar instruments in active markets and/or model–derived valuations with inputs that are observable in active markets.  Level 3 valuations are undertaken in the absence of reliable Level 1 or Level 2 information.

As at June 30, 2021, cash and cash equivalents are measured at fair value on a recurring basis and are included in Level 1.